JPMORGAN TRUST I, JPMORGAN TRUST II AND

J.P. MORGAN MUTUAL FUND INVESTMENT TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

July 26, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I: File Nos. 333-103022, 811-21295; Post-Effective Amendment No. 497
JPMorgan Trust II: File Nos. 2-95973, 811-4236; Post-Effective Amendment No. 248
J.P. Morgan Mutual Fund Investment Trust: File Nos. 33-9421, 811-5526; Post-Effective Amendment No. 79

Dear Ms. White:

This letter is in response to the comments you provided with respect to the Post-Effective Amendments referenced above, which were filed on May 9, 2017 for the following:

•	JPMorgan Trust I with respect to new classes for JPMorgan Emerging Markets Equity Fund, JPMorgan Growth and Income Fund, JPMorgan Small Cap Core Fund and JPMorgan Value Advantage Fund;

•	JPMorgan Trust II with respect to new classes for JPMorgan Small Cap Growth Fund; and

•	J.P. Morgan Mutual Fund Investment Trust with respect to a new class for JPMorgan Growth Advantage Fund.

Each of the series listed above are referred to as the “Funds”. Our responses to your comments are set forth below. Except as noted below, any required changes will be incorporated into the Trusts’ Registration Statements in filings made pursuant to Rule 485(b) under the Securities Act of 1933, which will become automatically effective on or about July 28, 2017. Capitalized terms used but not defined in this letter have the meanings given to them in the Funds’ registration statement.

All Funds

PROSPECTUS COMMENTS

Cover

1.	Comment: Please include the tickers for all share classes that are publicly available and/or consider modifying the disclosure to make clear that any classes that are not publicly available are not available for sale.

Response: In response to the comment, we plan to modify the cover.

Fees and Expenses of the Fund

2.	Comment: Please explain why the “Remainder of Other Expenses” are estimated since each Fund is already operating.

Response: The “Remainder of Other Expenses” are estimated because there are a number of class specific expenses included in that line item in the fee table. Because these classes are new, the number is estimated based on certain assumptions of what those class specific expenses will be.

The Fund’s Main Investment Strategy

3.	Comment: For certain Funds, the prospectus discloses that, under normal circumstances, the Fund will invest at least 80% of its Assets in a certain manner.

For example, for the JPMorgan Emerging Markets Equity Fund, the prospectus discloses that “Under normal circumstances, the Fund invests at least 80% of the value of its Assets in equity securities and equity-related instruments that are tied economically to emerging markets.” Are derivatives currently included in the calculation to meet a Fund’s 80% test pursuant to Rule 35d-1 under the Investment Company Act of 1940, and if so, does the Fund utilize the market or notional value of the derivatives in connection with calculating whether it meets its 80% test?

Response: For the JPMorgan Emerging Markets Equity Fund, “equity-related” instruments in which the Fund currently invests consist of structured instruments that the Fund may invest in from time to time, such as participation notes, which are valued at market value for purposes of the Fund’s 80% test. For the remaining Funds that have an 80% test, derivatives are not included in the calculation to determine whether or not each Fund meets the requirements of its 80% test under Rule 35d-1.

4.	Comment: If a Fund concentrates in a particular industry, please disclose and provide appropriate risk disclosure.

Response: Each Fund does not have a policy to concentrate in securities of issuers in a particular industry or group of industries (as described in Item 4 of Form N-1A). Each Fund’s exposure to particular industries and sectors is expected to vary over time and the Fund’s disclosure alerts investors to such risk.

Glossary of Common Investment Terminology

5.	Comment: Please consider deleting the term “required minimum distribution” as it does not appear in the statutory prospectus.

Response: In response to this comment, we plan to modify the disclosure.

COMMENTS FOR THE JPMORGAN EMERGING MARKETS EQUITY FUND ONLY

The Fund’s Main Investment Strategy

6.	Comment: The prospectus states “Emerging markets include most countries in the world except Australia, Canada, Japan, New Zealand, the United Kingdom, the United States, and most of the countries of Western Europe and Hong Kong.” Please consider changing the word “include” to the word “are.”

Response: Since the list is not exhaustive and could change over time, we believe that “include” is a more accurate term. Therefore, we respectfully decline to make this change.

7.	Comment: The prospectus states “Securities and instruments tied economically to an emerging market include: (i) securities of issuers that are organized under the laws of an emerging markets country or that maintain their principal place of business in an emerging markets country; (ii) securities that are traded principally in an emerging market country; (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in an emerging markets country or that have at least 50% of their assets in an emerging market country; or (iv) securities or other instruments that expose the Fund to the economic fortunes and risks of one or more emerging market countries.” Please supplementally confirm if there are other factors that the adviser considers. If so, please describe the test with specificity.

Response: The disclosure above accurately describes the criteria utilized by the Fund in determining whether securities and instruments are tied economically to an emerging market.

8.	Comment: The prospectus states “The equity securities and equity-related instruments in which the Fund may invest include, but are not limited to…” In the event that this list is not an exhaustive list of principal investments that are counted toward the Fund’s compliance with its 80% test under Rule 35d-1, please add any other such investments to this list.

Response: The disclosure above accurately lists the Fund’s principal investments that are counted toward the Fund’s compliance with its 80% test.

The Fund’s Main Investment Risks

9.	Comment: With regard to “Geographic Focus Risk,” if the Fund is typically expected to concentrate its investments in one particular foreign country or region, please consider adding disclosure listing the country or region. Additionally, should China Region Risk be listed as a principal risk factor?

Response: While the Fund may concentrate its investments in a particular country or region in the adviser’s discretion from time to time, currently, the Fund does not anticipate that there is a particular foreign country or region in which it will concentrate its investments. The general risks applicable to the investments in emerging markets are listed in the summary section. However, since it is currently anticipated that the Fund may concentrate in certain regions of emerging markets from time to time, the risks associated with such investments are disclosed in the “More About the Funds” section of the Fund’s prospectus. These include risks relating to the Asia Pacific market, the China Region, India, Latin America, the Middle East and Africa.

Additional Information About the Fund’s Investment Strategies

10.	Comment: The disclosure lists real estate investment trusts (“REITs”) as a main strategy of the Fund, however, they are not listed in the summary section. Please reconcile.

Response: In response to the comment, we plan to modify the disclosure to make clear that REITs are not a principal investment for the Fund at this time.

COMMENTS FOR THE U.S. EQUITY FUNDS

JPMorgan Growth Advantage Fund

11.	Comment: Please respond to the comments provided by the staff in connection with Post-Effective Amendment No. 78 adding Class R3 and Class R4 shares to the Fund.

Response: Comments to Post-Effective No. 78 were responded to in a letter dated May 23, 2017, a copy of which is attached to this letter as Appendix A.

12.	Comment: Please explain why Giri Devulapally is not included in the disclosure provided in response to Item 5(b) of Form N-1A in the fund summary or in response to Item 20(a) of Form N-1A in the Statement of Additional Information (the “SAI”).

Response: Under normal circumstances, Mr. Devulapally is not responsible for day-to-day management of the Fund, and therefore Form N-1A does not require that his information be included in response to Item 5(b) or Item 20(a). Since Tim Parton is the only lead portfolio manager for the Fund, we have included Mr. Devulapally’s disclosure to inform investors who provides back-up for Mr. Parton.

JPMorgan Growth and Income Fund

13.	Comment: Please update the disclosure relating to the market capitalizations of companies in the Russell 1000 Value Index.

Response: The requested change will be made.

JPMorgan Small Cap Growth Fund

14.	Comment: Please include in the “Fund’s main investment strategies” section a clarification of what is meant by companies with “predictable and durable business models” in the following statement:

Growth companies purchased for the Fund include those with leading competitive positions, predictable and durable business models and management that can achieve sustained growth.

Response: As this filing relates to only the Fund’s new classes, this disclosure will be updated in connection with the Fund’s annual update.

15.	Comment: Please explain why this Fund is not included in the following statement included as the second last paragraph on page I-3 of the SAI:

Shareholders of the Growth Advantage Fund, the Growth and Income Fund, and the Small Cap Core Fund must be given at least 30 days’ prior written notice of any change in such Fund’s investment objective.

Response: JPMorgan Small Cap Growth Fund is not included in the statement, because JPMorgan Small Cap Growth Fund has a fundamental investment objective, which cannot be changed without shareholder approval.

All U.S. Equity Funds – More About the Funds

16.	Comment: In the section on “Main Risks,” please identify which risks apply to which Funds.

Response: Because most of the “main risks” apply to all of these Funds, we will clarify at the beginning of the section that the risks apply to each Fund unless otherwise indicated and then identify which risks apply to less than all the Funds.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4020.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary

Appendix A

J.P. MORGAN MUTUAL FUND INVESTMENT TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

May 23, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: J.P. Morgan Mutual Fund Investment Trust (the “Trust”);

File Nos. 33-9421; 811-5526

Post-Effective Amendment No. 78

Dear Ms. White:

This letter is in response to the comments you provided with respect to Post-Effective Amendment No. 78, which was filed to register new Class R3 and Class R4 Shares for the JPMorgan Growth Advantage Fund (the “Fund”). Our responses to your comments are set forth below and applicable changes will be incorporated into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933, which will become automatically effective on or about May 26, 2017. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement.

PROSPECTUS COMMENTS

1.	Comment: Please update the series and class information with the Fund’s new ticker symbols.

Response: The update will be made prior to the effectiveness of the new classes.

Fee table

2.	Comment: Please explain why the “Remainder of Other Expenses” are estimated since the Fund is already operating.

Response: The “Remainder of Other Expenses” are estimated because there are a number of class specific expenses included in that line item in the fee table. Because these classes are new, the number is estimated based on certain assumptions of what those class specific expenses will be.

3.	Comment: Please confirm that the fee waivers will be in effect for at least one year and that no recoupment is permitted under the Fund’s fee waiver agreement.

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Response: The Fund confirms that the fee waivers will be in effect for at least one year and that under the terms of its fee waiver agreement, the applicable service providers do not have the ability to recoup waivers and/or reimbursements made pursuant to and in accordance with such agreement.

What are the Fund’s main investment strategies?

4.	Comment: Please include in the “Fund’s main investment strategies” section clarification of what is meant by companies with “predictable and durable business models” in the following statement:

Growth companies purchased for the Fund include those with leading competitive positions, predictable and durable business models and management that can achieve sustained growth.

Response: As this filing relates to only the Fund’s new classes, this disclosure will be updated in connection with the Fund’s annual update.

5.	Comment: If the Fund is currently focused on an industry or sector, please add specific risk disclosure about that industry or sector.

Response: The Fund respectfully submits that the disclosure alerts investors to the fact that investments may be focused in a particular industry or sector and therefore is sufficient as drafted.

More About the Fund – Investment Risks

6.	Comment: In “Derivatives Risk,” the disclosure refers to “short sales.” If short sales are a principal strategy, please modify the Fund’s investment strategies to include a description of short selling.

Response: Short selling is not a principal strategy of the Fund. The reference will be removed from the disclosure. However, we would note that, in other multi-fund prospectuses that may include the Fund, it may be appropriate to leave the reference in this risk section.

Glossary

7.	Comment: Please consider deleting “Capital Gains Distributions” and “Required Minimum Distribution” from the glossary as they are not mentioned in other sections of the prospectus.

Response: The requested change to remove “Required Minimum Distribution” will be made. The Fund respectfully submits that keeping the “Capital Gains Distributions” is appropriate because the Fund’s tax disclosure refers to the distribution of capital gains. At the time of the annual update, we will consider specifically revising the disclosure to add the term “Capital Gains Distributions.”

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We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4020.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Assistant Secretary

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